Exhibit 12.01

XCEL ENERGY, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

		Year Ended December 31,
	YTD 6/09	2008	2007	2006	2005	2004

Earnings as defined:
Income from continuing operations before income taxes and equity earnings	$431,456	$980,835	$868,483	$747,317	$671,865	$680,857
Add: Fixed charges	351,304	654,080	722,561	622,554	593,707	579,447
Earnings as defined	$782,760	$1,634,915	$1,591,044	$1,369,871	$1,265,572	$1,260,304

Fixed charges:
Interest charges	$281,100	$552,919	$563,438	$486,967	$463,370	$458,294
Interest charges on life insurance policy borrowings	28	248	105,396	117,536	107,610	98,094
Interest component of leases	70,176	100,913	53,727	18,051	22,727	23,059
Total fixed charges	$351,304	$654,080	$722,561	$622,554	$593,707	$579,447

Ratio of earnings to fixed charges	2.2	2.5	2.2	2.2	2.1	2.2